

Mail Stop 3561

February 15, 2008

Elizabeth McLaughlin
Chief Executive Officer
18305 E. San Jose Ave.
City of Industry, California

> **Re:** **Hot Topic, Inc.**
> **Form 10-K for fiscal year ended February 3, 2007**
> **Filed March 28, 2007**
> **File No. 000-28784**

Dear Ms. McLaughlin:

We have reviewed your letter dated February 11, 2008 and we have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Executive Compensation

1.   We note your response to comment two of our letter dated February 11, 2008, and we reissue the comment. While the 2007 proxy statement discusses certain performance measures, the company has not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their cash bonuses and performance share awards. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide us a supplemental analysis as to why it is

appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2007 proxy statement. In addition, supplementally advise us whether the company's targets for the fiscal year ended February 3, 2007 are expected to be materially different from those of February 3, 2008. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

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Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

Please direct questions to Dana Brown at 202-551-3859.

Sincerely,

John Reynolds
Assistant Director